Orckit-Corrigent CM-4000 Carrier Ethernet + Transport portfolio receives TSEC for national GPON deployment in India

TSEC is a key requirement for supplying networking equipment to the Indian telecommunication market

Tel Aviv, Israel – August 9, 2010 – Orckit Communications Ltd. (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced that its CM-4000 products received Technical Specification Evaluation Certificate (TSEC).

TSEC is a significant process performed by the Bharat Sanchar Nigam Limited (BSNL) Quality Assurance (QA) organization that validates that a vendor’s networking equipment conforms to all of the technical specifications and requirements specified by Telecom Engineering Center’s Generic Requirements (GR) and ensures that the products meet the highest quality and environmental standards including extensive field trials.

The CM-4000 metro aggregation switches are based on RPR and MPLS standards and include innovative QoS, OAM and protection technologies for end-to-end triple play and enterprise VPN services. The solution perfectly fits for broadband and FTTX deployments incorporating high density 10GE ports that are the common practice in fiber-based broadband services.

It further supports synchronous Ethernet, thereby carries STM-1,4,16, 64 and TDM E1s’ on unified transport with end to end MPLS over RPR, thus provides ideal next generation transport for mobile backhaul for 2G,3G and LTE applications.

“We are pleased to receive TSEC for our CM-4000 products, it is an important milestone in paving our way in the Indian Public Sector” said Mr. Oren Tepper, Vice President Corporate Sales at Orckit-Corrigent. “Obviously, serving a leading Tier-1 telecom operator in India marks the possibility to become one of our main growth engines in the coming years. We are fully committed to provide BSNL and the Indian market with our state-of-the art solution and latest technology.” Mr. Tepper concluded.

At September 2009 Orckit-Corrigent announced its CM-4000 product selection by a Tier-1 telecommunication service provider in India for the delivery of next generation triple play network based on GPON technologies.
At February 2010 the company announced its Indian presence, including the appointment of industry veteran Mr. VK Aggarwal as Managing Director for India.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.